Filed by Sirius Satellite Radio Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: XM Satellite Radio Holdings Inc.
Commission File No.: 0-27441
          This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Sirius Satellite Radio Inc. and XM Satellite Radio Holdings Inc., including potential synergies and cost savings and the timing thereof, future financial and operating results, the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of SIRIUS’ and XM’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of SIRIUS and XM. Actual results may differ materially from the results anticipated in these forward-looking statements.
          The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: general business and economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on a timely basis; the failure of SIRIUS and XM stockholders to approve the transaction; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of SIRIUS and XM may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including manufacturers of radios, retailers, automakers and programming providers. Additional factors that could cause SIRIUS’ and XM’s results to differ materially from those described in the forward-looking statements can be found in SIRIUS’ and XM’s Annual Reports on Form 10-K for the year ended December 31, 2006, and Quarterly Reports on Form 10-Q for the quarter ended March 31, 2007, which are filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and SIRIUS and XM disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.
Important Additional Information Will be Filed with the SEC
          This communication is being made in respect of the proposed business combination involving SIRIUS and XM. In connection with the proposed transaction, SIRIUS plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of SIRIUS and XM plans to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of SIRIUS and XM. INVESTORS AND SECURITY HOLDERS OF SIRIUS AND XM ARE URGED TO READ THE JOINT PROXY

STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
     Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by SIRIUS and XM through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Sirius Satellite Radio Inc., 1221 Avenue of the Americas, 36th Floor, New York, NY 10020, Attention: Investor Relations or by directing a request to XM Satellite Radio Holdings Inc., 1500 Eckington Place, N.E. Washington, DC 20002, Attention: Investor Relations.
          SIRIUS, XM and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SIRIUS’ directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007, and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on April 23, 2007, and information regarding XM’s directors and executive officers is available in XM’s Annual Report on Form 10-K, for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007 and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on April 17, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.
***
SIRIUS’ website, which is available at www.SIRIUSmerger.com and has information about SIRIUS’ proposed merger, has been updated. The updates include the information being filed herewith.

“TACT T>< E f CC NEWO>lOOM wtlAT PH “ ARE SAVONG ...” RE5O«1iCE S “TACT ~s SIRIUS~ SIRIUSmerger.com SA.TELLITE RA.DIO More choices, better pricinQ, same r adios. HEAR FROM MEL KARMAZIN. CEO OF SIRIUSRADIO. IN THE NEWS WHAT’S IN IT FOR YOU leilgoo 01Rural Voter” SIRIUSiXM Merger Is Nol Ecoosta r!()lRECTV You ma y have already heard the news that SIRIUS and XM Clic k Here 10Roodlhe lRV are talking about combining imo one company. And y ou Report ma y also have wondered what that will mean for you. Woo’s alraid 01mergers? Chicago Tribune The answer is simple: AME Church Backs XM:S;rius Broadcas~F>9 & Ca!>e MORE CHOICES Karmali n: NABRooc~oo Today, fans of satellite radio must Proves OUr P<>Om purchase two radios and two subscriptions ~, to get all the program offerings of both SIRIUS and XM. If our merger is approved, Na~onalAssoda~oool Broadcasters v, Na~onal the combined company will offer Assod ationol consumers the best of each service on Broadcasters y our currem radio _at a price well below The Tec Moj<>gy Ubera~oo the cost of the two services today. ,,~ Two Can ~ay: Mock ad BETTER PRICING st>oY;;F>9 NABflip_flOllS OrtlOtCllsl Once we merge, you will have bener pricing choices. Subscribers who View All Jwant their current subscription package will not have to pay any more after the merger. There will be new subscription packages priced below our currem offerings. And the best of both SIRIUS and XM will be available at a lower cost than the price of subscribing to both services separately. SA ME RADIOS We guaramee no radio will become obsolete. Your current radio will cominue to provide you with the programming y ou enjoy, whether y ou keep y our current service or change to a new subscription plan. GET MORE DETA IL P PRIVACY 1CONTACT US I SIRIUS.com © 2001 SIRIUSmerger.com

“TACTT>< E f CC NEWO>lOOM wtlAT PH “ ARE SAVONG ...” RE5O«1iCE. “TACT~5 SIRIUS~ SIRIUSmerger.com SA.TELLITE RA.DIO More choices, better pricinQ. sameradios. MORE ARTICLES Who ‘s afraid of memers? Chic ago Tribune — June 2 1. 2007 Karmazin · NA8 Reaction PrO’les Qur Point TWICE - June 19. 2007 AME Church 8acks XMISirius 8 roadc asting 8; Cable — June 19. 2007 Internet Radio on W heels: Reason to Cut XM and SIRIUS Some Slack? Public Kno>M edge — June 19. 2007 Internet Radio Races to 8r eak Free of the PC The W all Street Journal — June 18. 2007 National A88ociation of 8rQadcasters v. National Association of 8roadca sters The Te<:hnoloqy Liberation Front -June 15. 2007 W SJ Notices That The NAB Has An Agen,ja Te<:hdirt — April 23. 2007 W hat s the Frequency NAB? The W all Street Journal — April 2 1. 2007 Terrestrial Radio Looks To Charge Subscription Fees But Still Doesn’t Compete W ith Satell te Techdirt — April 19. 2007 Dinosaurs ‘IS SateWt es Reason Magazine. Radley 8 alko — April 19. 2007 More on XM-Sirius The Te<:hn ology Liberation Front — April 11, 2007 A Merger and a Prayer (subscription required) FOrDe s — April 09. 2007 Thinking ‘ Siriush( About Satellte Radio Competition The Free State Foundation — April 09. 2007 Two Can Play. Mock a,j showing NAB flip-flops Orbitcast — April 07. 2007 NAB Shill Says He Di,jn’t Flip-Flop Mds Sky Is Green An,j Down Is Up Te<:hdirt — April 06. 2007 8u sted: Carmel Group has already defined SateWte Radio’s competitors Orbitc ast — April 04. 2007 How Can New Satellte Radio Merger Analysis 8 e ‘Independent’ W hen The NA8 Pai,j For ~? Te<:hdirt — April 03. 2007 8u sted ~ne Hubbar,j sponsor of Alabama anti-merger resolution owns radio station (an,j more) Orbitca st -March 31 . 2007 SateWt e Sisters The New Yorker. James Surowiecki ~ March 19. 2007 l!Terrestrial Radio 8roOOco sters Don’t Compete W ith Satell te ROO iq Te<:hdirt — March 01, 2007 l et XM an,j Sirius Merge l os Angeles Times — February 27. 2007 A Monopoly — Not San Francisc o Chronicl e — February 26. 2007 They Cannot 8 e SIRIUS — Satell te ROO io The Ec onomist - February 24. 2007 SIRIUS-XM. Tough Luck? Chic ago Tribune — February 23. 2007 SIRIUS an,j XM Together Makes Sense for listeners USA Today — February 23. 2007 Money Not Qutrage Fuels Anti-Merger Fight The Miami Herald — February 22. 2007 Making Radio W m s W all Street Journal - February 2 1. 2007 l eagw of Rural Volers. SIRIUSlXM Merger Is Nol EchoStarI[JIRECTV Click Here to Read the l RV Report PRIVACY 1CONTACT US I SIRIUS.com © 2001 SIRIUSme rger.com

“TACTT>< E f CC NEWO>lOOM wtlAT PH “ ARE SAVONG ...” RE5O«1iCE. “TACT~5 SIRIUS~ SIRIUSmerger.com SA.TELLITE RA.DIO More choices, better pricinQ. sameradios. WHAT PEOPLE ARE SAYING “As an organization that represents over 11 million diverse and talented Am erican women. NCW O OO lieves the proposed merger will result in co nsiderable OO nefits ,,;a greater c ompetition. lower pric es. and more diverse programming for women and other minority groups all over the nation.” - Susan Scanlan Chair National Council of W omen’s Organizat ions ‘W hile Afric an Am eric an music and c ulture h“e moved more into the mainstream in the last decade. our c ommunity still remains largely neglected by major media c ompanies as a nic he audience, Satellite radio has afforded our co mmunity access to a wealth of new programs. from the modern gospel station ‘“Praise” to sports c ommentary with Tiki Barber and Key shawn Johnson. Satellite radio c ompanies like XM and Sirius h“e prO’>ided much needed co mpetition for traditional radio outlets as W<l ll as HD radio and online pedca sts “ — Adam J Richardson Jr Presiding Bishop African Methodist Episcopal Church - 2nd District ‘W IPP OO lieves apprO“la l of the merger betW<l en Sirius and XM will substantially enhanc e programming c hoices by c reating a stronger satellite radio co mpany. In turn. it will elevate the quality and c hoice of other se”,;c e prO’>iders allowing for the improved diversity and quality of an already robust and co mpetitive market. Espe<:ially relevant to W IPP memOOrship is the prospe<:t of inc reasing the numOOr of c hannels offering small business c ontent. partic ularly issues of spe<: ial interest to women and minorities in business “ — Barbara Kasoff President W omen Impacting Public Policy ‘“Radio station owners h” long studied the issue of radio r” alry. and h” — for O“Ier a decade — asserted that satellite radio offers a dangerous co mpetitive threat. In advocating that regulators deny the proposed merger. t>roadca sters doc ument that its likely effect will 00 to prO’>id e satellite radio listeners more. not less. se”,;ce for their subscription dollar,” — Thomas Hazlett Professor of Law & Ec onomics George Mason Unrversity ‘“F or the most part. the mainstream media c ompanies offer very limited music and entertainment programming targeted to the Hispanic c ommunity Satellite radio. by co ntrast. does prO’>ide sought after programming suc h as CNN en Espanol. ESPN Deportes. and Mexico Canta, W e OOlieve that satellite radio prO’>id es expanding and ,,;brant platforms for news and entertainment for Hispanic Americ ans “ — Lillian Rodriguez-lopez President Hispanic Federation ‘111e farms and rural com munities W<l represent h” OOen well served by satellite radio, ApprO“lal of the merger OOtween Sirius and XM will ensure that our rural c ommunities co ntinue to receive important informati onal se”,;ce ,,;a satellite radio and will prO’>id e our memOOrs and rural neighbors with more programming c hoices at improved pnces “ - Pam Potthoff National President W omen Involved in Farm Economics ‘“Espe<: ially important to our memOOrship is the co mmitment the parties h” made to issue refunds to satellite radio subsc riOOrs who c hoose to block adult-themed programming .. W ith all of the indecent and ,,;olent programming bombarding Am eric an families today. we applaud the efforts of Sirius and XM to empoW<lr co nsumers who want to “‘id suc h co ntent. This is cl early a step in the right direction.” — Gary Bauer Pr€sident American Values “Consolidation of the terrestrial radio industry over the last decade has left much of rural Americ a OOhind in recent y ears. as locally owned stations are replac ed by mega< orporate c onglomerates whic h produc e homogeniz ed co ntent and so< alled loc al news and W<l ather delivered from hundreds of miles “‘ay. The emergence of satellite radio has offered listeners in rural areas a robust alternative with hundreds of spe<: ializ ed c hannels that cater to the programming needs of rural Am eric a “ — Niel Ritch ie ExK utiyB DirK lor League of Rural Voters ‘“F or far too long, the Latino market has fallen ,,;ctim to traditional radio co mpanies that target very narrow and highly profitable audiences Under this framework. Hispanic s lose out on news. sports. music and diverse c ultural programming that is widely “,’ailable on alternative sources suc h as satellite. HD and internet radio. The satellite radio industry. by co ntrast. has OOen a launc hing pad for Hispanic programmers and an inc reasingly popular se”,;ce for vast numOOrs of Latino co nsumers and other listeners who enjoy the richn ess of Hispanic c ulture, arts and news — RoOOrt G de PosiNa President The Latino Coaltion “Competitors that are threatened by the prospe<:t of a thrMng satellite radio co mpany h” launch ed a self-interested ca mpaign aimed at killing the merger. by asserting that an XM-Sirius alliance would c onstitute a monopoly. Despite their cl aims. the merger of XM and Sirius would be OO neficial to co nsumers and deserves support “ — John Berthoud President National Taxpayers Union “Satellite radio is c ritical to the programming needs of Afric an Americ ans The medium offers doz ens of c hannels that are targeted to the programming needs of Afric an Americ an entrepreneurs. entertainers. and co nsumers In fact. Internet radio. music download se"';c es. and satellite radio h” all play ed c ritic al roles in democratizing the music and audio industry allowing co nsumers acc ess to a ,,;rtual on.,jemand world “ — Harry Alford President National Blac k ChamOOr of Commerce “Satellite radio is a c ritic al medium for Hispanic Americ ans. making “,’ ailable a wide range of listening c hoices that are not generally “ailable on traditional broadc ast radio For ex ample. ESPN Deportes. CNN Espano!. and several latin music c hannels “ — Brent W ilkes EXK uttye DirK tor League of United Latin American Citiz ens “‘Th e bottom line is that with expanded c hoices and bett er pric es, satellite radio will 00 an even more attractive option for c onsumers. and this ultimately OOnefits our Chambef memOO rs and the two-million l atino-owned businesses in the U.S. There is no doubt that the XM-Sirius merger will 00 a win-win for Hispanic businesses and the c ommunity and we strongly urge its apprO“la l.” — Alfred P. Placeres Esg President New York State Federation of Hispanic Chambers of Commerc e ·1ndeed. if the National Association of Broadc asters and its terrestrial broadc aster allies are able to persuade the Department of Justic e and the FCC to preve nt the Sirius,lXM merger on the basis that satellite radio c onstitutes a disc rete product market. W<l ll then. maybe nI become a believer in the Easter Bunny too,” — Randy May. Thinking ·Siriusly · About Satellite Radio Competition April 9. 2007 ., think all of us would agree. though. that these two. the merger of these two is not going to c reate a monopoly in any sense because there is a lot of co mpetition out there with the broadca st and the Internet and wireless and iPod. as others have mentioned,” — Rep, Cliff Stearns (FL). 317 House Committ ee on Energy and Commerc e’s panel on “The Future of Radio’ · Stop throwing around the word ‘monopoly” The co mpetition they h” is with radio stations c harging zero dollars for the same or a similar product · — Rep, Anthony W einer (NY). 2128 House Judic iary C ommitt ee antitrust task forc e PRIVACY I CONTACT US I SIRIUS.com (Cl2001 SIRIUSmerger.com

“TACT T>< E f CC NEWO>lOOM wtlAT PH “ ARE SAVONG ...” RE5O«1iCE. “TACT ~5 SIRIUS~ SIRIUSmerger.com SA.TELLITE RA.DIO More choices, better pricinQ. same radios. MERGER RESOURCES 230 U Competition Mill. 12S .~- in Audio 116 SOl”; .RAD” — • Entertainment • ‘ 00 — 7S 72 “‘.. “‘""'” so 23.5 25 e 14 — , .- ...” — ___“... 0-— 1t AM,IF. ..,- ..., ...— .., . — ... Sate llite Radio is a Small Part of a Hig hly Competitive and Ever-Expa ndin g Market f or Aud io Ente rta in ment GET MORE The audio entertainment market today is “;brant. com,.etitiw. and inn“atiw. INF ORMA“TlON and every indic ation is that it will bB even more so in the future W e bBlieve that the combination of SIRIUS and XM will bB good for consumers as it will intensify this com,.etition. expand the choices for consumers, and reduc e • SIRIUSlXM rw“ss r“leases prices • Pro-M“r!l’"' rwess r“leases The market for audio entertainment in the United States is robustly • SIRIUSlXM pnnt com,.etitive and rapidly “,,” ng SIRIUS and XM must com,.ete directly and <>dvertising intensely with a host of other audio prO’>id ers for consumer att ention • Audio Entertainment Markel fact sh<>ets SIRIUS/XM press re leases • Congressional test imony • Federal Communicat ions • SIRIUS and XM Announce Merger Commission ~Iings • SIRIUS Radio Guarantee Press Release • Mer9’"' AJ1a1ysis • SIRIUS Radio Guarantee • SIRIUS and XM Unveil [liyersity M • New Study Shows SIRIUS-XM Merger Enhances Audio Comootition Pro-Merger press re leases • National Council of Women’s Organiz ations — 6.121107 • African Methodist Episcopal Church lAME) — 6/19107 • Wo men Impacting Public Policy lWIPP) — 6118/07 • Hispanic Federation — 6IH1 07 • W omen Inw “ed in Farm Economics !WIFEl — 61 12107 • New York State Federation of Hispanic Chambers of Commerc e — ill/07 · League of Rural Voters — 5131/07 • The Latino Coaltion — 5123/07 • National Black Chamber of Commerce — 5121107 • League of United Latin American Citizens IWLACl — 5111107 SIRIUS/XM print advertis in g • “Even Better TMether” M • ‘Wha!“s In It for Consumersr Ad • ‘listen to the Numt>ers’ M • =P“erse Merger SupPO rt” M Aud io Entertain ment Market f act sheets • Audio Competition Fact SheB1 • NAB“s Campaign Against Satellte Radio • NAB“s Opposition to Competition • NAB W hat They Said Then ‘IS Wh at They are Saying Now Cong ressio nal t est imo ny ill> • House Judiciary Committ ee’s Antitrust Task Force — February 28 2007 • House Energy and Commerce Committ ee’s SuPrommittee on Telecommunications anll the Internet — March 7 2007 • Senate Judiciary Committee’s SuPrommitt ee on Antitrust Comootition Policy and Consumer Rights — March 20 2001 • Senate Committee on Commerce Science and Transportation — April 17 “ Federal Commu nic atio ns Commissio n f ilings • FCC Application for Merger • SIRIUS SEC Form 8-K [31U/200 n • FCC Public Comment Notice Merg er Analysis • The Economics ofthe Satellte Raljio Merger • SIRIUSlXM ‘IS EchoStarfOlRECTV A Fundamentally Different Merger for Rural Consumers PRIVACY 1CONTACT US 1 SIRIUS.com <V2001 SIRIUSme rge r.com

In addition, the “More Articles” page of the website also contains links to the following third-party news articles:

Who’s afraid of mergers?
Federal regulators lose sight of free market’s efficiency, power
Chicago Tribune
Published June 21, 2007
Someone once said that the best way to get rid of a bad law is to enforce it vigorously, thus making its flaws visible to all. Federal regulators may not induce repeal of the antitrust laws, but they show a talent for making the statutes look obsolete.
It’s widely accepted that one of the crucial functions of government is to protect against monopolists and cartels. Left to its own devices, many critics of capitalism believe, the market would allow voracious corporations to collude, joining forces to hold consumers upside down and shake the nickels out of their pockets. To ensure that free markets operate for the benefit of all, we are told, the government has to strictly police mergers to keep any company from gaining an unfair advantage.
That is what it claims to be doing in two different sectors. Federal Communications Commission Chairman Kevin Martin has expressed serious qualms about approving a wedding between the only two satellite radio companies, Sirius and XM. The Federal Trade Commission is going to court to block a merger between two organic grocery chains, Wild Oats and Whole Foods.
In both cases, the rationale is that fewer companies will mean fewer choices and higher prices. But consumers who want what these firms provide have more options than the Milky Way has stars. If a couple of those stars cease to exist, nobody will notice. Besides, new stars are born every day.
Organic food consumers would not be the suffering captives of this new company. The business is growing like an organic weed. Every grocery store has a raft of offerings, and chains from Wal-Mart to Trader Joe’s are fighting to get their share of sales. If the bigger Whole Foods tries price-gouging, customers can easily find other sources for what they want — from farmers markets to online suppliers.
The key government error is defining the market as a narrow sector isolated from other sectors that provide reasonable substitutes. That same mistake explains the FCC chairman’s aversion to the satellite radio deal, as well as the letter from 72 members of the House of Representatives claiming it would have “devastating” consequences for listeners.
As it happens, the alternative to one satellite radio company may not be two companies but none. The existing ones have accumulated some $7 billion in losses between them. The merger may allow them to reduce costs, so they can eke out a profit and stay in business. Raising prices would not be easy, because consumers have plenty of affordable options. Music fans can listen to terrestrial radio, pop in a CD, find an Internet feed, turn on an iPod, flip to the cable TV music station or check out unknown talents on YouTube.
Web radio may not get as much attention as Howard Stern, but it has four times as big an audience as XM and Sirius combined. In his alarm about the proposed merger, Martin has mistaken a mouse for a moose.
The truth is, markets are more complex and dynamic than regulators assume. Bill Clinton’s Justice Department tried to break up Microsoft before it enslaved us all, but the feds got far less than they wanted. Microsoft, however, has found out that even a virtual monopoly doesn’t guarantee prosperity. Despite controlling more than 90 percent of the market for computer operating systems, the company’s stock price has been flat for the last decade — while Apple, which has only a tiny share, has skyrocketed in value since 2003.
Meanwhile, other companies, notably Google, have trounced the Big Meanie in other areas. Over the last decade, says Thomas Hazlett, a professor of law and economics at George Mason University, “Microsoft has seen its market position erode, and it has virtually nothing to do with the antitrust case.”
The point is not that corporations will never try to suppress competition, as Microsoft is accused of attempting with its new Vista operating system, which it recently agreed to alter in response to a complaint from Google. The point is that they will usually fail, because of the many choices available to the buying public — and that on the rare occasions when they succeed, the success is invariably fleeting.
Even corporations that gain dominance find that no matter how they connive, they can’t escape competition. In a market economy, today’s fearsome predator is tomorrow’s frightened prey.

Karmazin: NAB Reaction Proves Our Point
TWICE
6/19/2007
New York — The intensity of the National Association of Broadcasters (NAB) campaign to shoot down the proposed XM-Sirius merger, although “probably predictable,” proves the point that satellite and terrestrial radio compete and the proposed merger would not make a monopoly out of a duopoly, Sirius CEO Mel Karmazin contended in an interview with TWICE.
Karmazin said the aggressiveness of the NAB response “makes our argument that we are competing with them, and if we are competing with them, then their message that this is a duopoly becoming a monopoly can’t be true because why are they involved? If it was a market called satellite radio, why should they care what happens to satellite radio if it did not compete with them?”
Sirius has had to step up its lobbying activities to counter the NAB’s aggressiveness, he also said. “We had not really had a Washington [lobbying] office. And suddenly, when this thing was announced, the NAB came out firing all of the guns.”
During the interview, which will be appear online and the print edition of TWICE on July 2, Karmazin also said:
He didn’t expect four hearings in Congress, given that not even the BellSouth/AT&T merger generated congressional hearings.
The merger announcement “probably created some disruption at retail” and that Sirius has tried to minimize it, in part with its guarantee that existing radios will continue to work. Nonetheless, Sirius’ net new subscriber numbers continued to grow to account for 66 percent of all net new satellite-radio subscribers in the first quarter and 76 percent of all net new subscribers at the aftermarket level, Karmazin said. Sirius “would be doing even better numbers” if it weren’t for the announcement, he contended.
As previously stated, the combined entity will offer “more choice, lower prices, and more a la carte”-type subscription plans. “We will be open to giving people not just the ability to block [a channel], but they won’t have to subsidize it,” he said.
Sirius subscribers will be able to access some XM content on their existing Sirius radios, and vice versa, after the merger. At first, Sirius will port select XM channels to Sirius subscribers without reducing the number of Sirius channels, he said, pointing to Sirius’s ability to use compression and engineering enhancements to add channels to its existing bandwidth.

Fully interoperable radios will also come after the merger, he reiterated.
Sirius has in the past 12 months “been working with car dealers to engage them more with the customer,” offering such things as hang tags in the car.”
Sirius has been “experimenting with some [car] dealers” to incentivize car dealer salespeople to sell Sirius subscriptions.
He met personally with the five FCC commissioners after the Feb. 19 merger announcement but before the FCC’s public comment period, which began this month. Karmazin said he also expects to meet with Department of Justice officials in the future. “I’ve known the five commissioners for a long time. We know what they have an interest in,” he said regarding any concerns they might have.

AME Church Backs XM/Sirius
Broadcasting & Cable
6/19/2007
By John Eggerton — Broadcasting & Cable, 6/19/2007 12:55:00 PM
Satellite companies XM and Sirius have, appropriately, looked to the heavens for help in their pitch to merge.
In a release sent out Tuesday, the African Methodist Episcopal Church, which serves some150,000 members in Maryland, Virginia, and D.C., as well as North Carolina, has thrown its “strong support” behind the merger.
Bishop Adam J. Richardson Jr. said in the release that the reason was that mainstream media companies have “neglected” African American music and culture.”
“Major radio stations tend to program for a narrow audience that often excludes African American voices,” said Bishop Richardson. “It is in the public interest to strengthen the already challenged satellite radio industry in order to lower prices, give consumers more choice and create more options in the radio industry.”
XM and Sirius have attracted support from a variety of minority groups who say they have been marginalized by terrestrial broadcasting, while terrestrial broadcasters, led by the National Association of Broadcasters, have drawn strong support from Capitol Hill for their efforts to block the merger.

Internet Radio on Wheels: Reason to Cut XM and Sirius Some Slack?
Public Knowledge
June 19, 2007
Much of the debate over the proposed XM-Sirius merger centers around whether terrestrial radio really provides the same service as its satellite cousins, or if its orbiting kin provide something so different that Gugliermo Marconi’s baby just can’t compete. As anyone who’s driven cross country - fiddling with the dial trying to find a station that is playing something they can stand and that won’t fade to static five minutes later — can attest, there are some advantages to satellite that terrestrial just can’t match. Users to whom those advantages are important, the argument goes, have only two places to get them: XM or Sirius. A new company aims to change that. This blog has noted the forthcoming Slacker as a potential competitor in the satellite radio market before, but details were sparse as to how the service would actually work, and thus how similar to XM or Sirius it would be.
This article reveals several new details about how exactly the nascent technology will operate, and the picture revealed is of a robust competitor to XM/Sirius — at least as far as music is concerned.
The inner workings of Slacker are significantly different from XM/Sirius: rather than streaming multiple channels of real-time music simultaneously, Slacker will beam one channel of compressed music files, from all sorts of genres, at high speed. The receiver sifts through the stream, looking for songs that meet its master’s preprogrammed tastes, which it then save to internal memory for later playback. The receiver also takes advantage of any time during which it happens to be within range of a WiFi hotspot to more aggressively add to its library, seeking out songs that match what it’s looking for, rather than waiting for them to come to it via satellite. This method requires much less bandwidth than Sirius or XM, allowing Slacker to lease satellite stream from established providers rather than build its own network. Despite the vast differences under the hood between Slacker and XM/Sirius, note that both deliver a product with several marked advantages to terrestrial radio: music chosen from a library orders of magnitude wider than anything Ryan Seacrest will ever play, with the potential to be highly tailored to the tastes of the individual listener, that will play uninterrupted and static free, even on a cross country drive.
Indeed, as far as variety goes, Slacker looks to have a significant edge over XM/Sirius. The Slacker DJ feature customizes its playlist based on the user’s input of a few bands they already like, ala Pandora. Thus, whereas a fan of Modest Mouse might have a handful of channels on XM/Sirius where they could hope to sporadically hear their heroes, or something similar, with Slacker they could create an entire channel based on their favorite band, and those bands that like minded fans also dig. Slacker’s web service appears to easily beat either XM or Sirius’ offerings in terms of variety and customizable options (and it’s free!), so, if Slacker succeeds in what it’s trying to do, one would expect the same pattern to emerge in its automotive incarnation.

That’s not to say that Slacker, by itself, can completely replace everything XM/Sirius can do. Slacker, needing time to gather a library of music that conforms to its user’s preferences, will be less amenable to spontaneity. A listener who bumps their head and develops a taste for, say, Canadian Adult Alternative would be better off with XM/Sirius (though if they’re willing to wait a few hours for Slacker to adjust to their preferences, they can have a playlist specifically tailored to their new found love of Celine Dion.)
Another difference is that Slacker, since it is not live, will not support live news or talk radio. However, such programming is widely available in podcast form, which the Slacker hardware is perfectly capable of playing, and many listeners prefer to listen to their news or talk in that manner — at a time of their choosing, with pause, fast forward, and rewind — anyway. The one area where Slacker is truly hamstrung by its inability to do real-time broadcasting is sports coverage — but the disadvantage is mitigated by the fact that nothing about a Slacker receiver is incompatible with having a good old AM/FM receiver right next to it.
The point that’s lost on (or hidden by) the anti-merger crowd is that unless one bends over backwards to define the market as narrowly as possible, consumers have many different options for getting substantially the same package of benefits offered by XM/Sirius, even if no one source can cover all of the bases at once. The significance of Slacker, if it lives up to its promise, is that it will cover one of the few bases the anti-merger crowd can still make a case for: a huge library of digital quality music, eclectic enough to have something for everyone, that a listener can enjoy uninterrupted wherever the road takes them.

Wall Street Journal
Internet Radio Races To Break Free of the PC
June 18, 2007
Pushing Portability In Cars, Music Players; Static Over WiFi
In January, a recreational vehicle in remote West Texas suddenly started blasting the Steve Miller Band’s “Space Cowboy.” It was a triumphant moment for Slacker Inc., a start-up trying to move Internet radio out of the computer and into the car.
Parked on the side of a road near Fort Stockton, Slacker’s 36-year-old founder Celite Milbrandt uncorked a 1982 Chateau Lafite Rothschild to celebrate. A few hours later, he pointed the RV toward Las Vegas. There, Mr. Milbrandt demonstrated the mobile service for potential investors at the annual Consumer Electronics Show and ultimately raked in an additional $40 million in investments for his company.
MOBILE MUSIC
•	What’s New: Start-ups are racing to move Internet radio, largely listened to via computers, into mobile products.

•	What’s at Stake: Portability could make Internet radio operators a greater threat to the traditional radio industry.

•	What’s Next: The next big goal is integrating Web radio into car dashboards. Two companies — Slacker and Pandora — say they’re talking to auto makers in Detroit.Internet radio, which can draw on vast troves of music from around the world and customize them to a listener’s personal tastes, is growing. While ratings for traditional radio broadcasters have been lackluster, Internet radio listenership in the U.S. has risen to 29 million a week, up from 20 million three years ago, according to Arbitron Inc. and Edison Media Research.
Even so, the nascent industry has yet to capture the biggest prize — portability. Some halfway solutions exist, such as music devices that allow people to stream Internet radio on speakers, or software that allows technology buffs to access Internet radio from their phones. But results can be glitchy, expensive and technically against the terms of contracts with mobile-phone service providers. Now, start-ups and giants are jockeying for position in mobile Internet radio, in a race that could rearrange the business model of music and broadcasting.
One promising entrant is SanDisk Corp.’s new Sansa Connect digital music player. Released earlier this year, it allows users in wireless Internet zones to listen to online radio stations from Yahoo Inc. When users wander out of WiFi range, the $249.99 Sansa can play songs from its music library, which holds up to 1,000 songs.
Last month, Oakland, Calif.-based Pandora Media Inc., one of the biggest players with seven million registered users, announced it is working with Sprint Nextel Corp. to make its service available on mobile phones. Pandora says it is also working on its own player as well.
One of the field’s newest aspirants, Slacker says its hand-held will be out by summer’s end. Slacker is also pushing hard into automobiles. The company says it is close to introducing a car kit that will play Slacker-selected tunes in any vehicle. Chief Operating Officer Jim Cady says he is in early talks with unidentified auto makers about building Slacker technology into car dashboards.
Traditional broadcasters have taken a number of steps to keep pace with the burgeoning world of online radio. CBS Corp., owner of a big traditional radio operation, agreed last month to pay $280 million to acquire London-based Internet radio provider Last.fm Ltd. Most major radio companies are moving aggressively onto the Web and other platforms such as mobile phones. Web sites from radio giant Clear Channel Communications Inc. now account for some 20% of all online radio listening, according to J.P. Morgan.
The broadcasters say listeners want to connect with the hosts and formats they know, whether it be online or over the airwaves. “That’s a big distinction that we have, marquee value and brand name,” says Dan Mason, head of CBS Radio.
But portability could make Internet radio operators a greater threat. Internet radio “will sweep into the car, and the traditional station is going to have to think about how they reprogram to compete,” says Jonathan Jacoby, an analyst at Banc of America Securities.
Unlike satellite radio, Internet radio offers the potential for greater personalization without the cost of monthly subscriptions or satellite receivers. Gary Parsons, chairman of XM Satellite Radio Holdings Inc., concedes Slacker has the edge in certain areas, like lower capital costs. But he adds it has “significant technical limitations” because it relies so heavily on stored programming. XM sends out an uninterrupted stream of material.
Indeed, the upstarts still face many hurdles. It’s unknown how many Internet radio fans will be sufficiently enthused to install Slacker’s kit, which includes a 4-inch antenna that must be mounted on car roofs. Earlier this year, regulators announced a dramatic increase on the royalty rates Internet radio operators must pay recording artists, a move some companies complain will severely undercut their businesses. Internet radio companies pay royalties to performers, songwriters and other rights’ holders to avoid copyright lawsuits. And the reach of WiFi, the technology widely used to transmit Internet outdoors, remains patchy.

Companies like Sprint Nextel are vowing to improve WiFi’s reach down the road. Until they are closer to that goal, however, many Internet radio providers are skipping the car for now, focusing instead on other portable devices.
That’s Pandora’s strategy. The company, known for a technology that tries to learn the musical qualities a listener likes and serve up songs accordingly, is working with Sprint Nextel to deliver its service to users of high-speed data phones for $2.99 a month. Tim Westergren, the company’s co-founder and chief strategy officer, notes the phone will already play Pandora through a car stereo using an adaptor, and adds he also envisions a future where Pandora is integrated alongside the car radio tuner.
“We’ve had conversations with a huge number of car companies [and] car audio manufacturers that are all very eager to start making this more a part of the dashboard,” says Mr. Westergren. The company is also working on portable Pandora-branded players that will rely on WiFi or its emerging cousin, WiMax, which promises greater reach. But Mr. Westergren isn’t sure when the company will roll them out.
Mr. Westergren is aware of Slacker, but dismisses many of its forthcoming products as “vaporware,” the term for the technology industry’s notorious practice of announcing products that aren’t ready. Slacker says its devices are on track and will soon hit the market.
Founded in 2004 by Mr. Milbrandt, a former networking executive, Slacker has 100,000 registered users since its launch in March. The company has raised about $50 million from backers like Sevin Rosen, the Dallas-based venture capital fund that helped spawn Compaq and Lotus, and Austin Ventures.
Its planned car kit reflects a technical advantage. While most other Internet radio providers are reliant on WiFi, Slacker’s portable devices will use both WiFi and satellite technology.
That’s because Mr. Milbrandt never intended to start an Internet radio company at all. Instead, the Led Zeppelin fan was searching for a lower-cost alternative to satellite-radio providers XM Satellite and Sirius Satellite Radio Inc., which sell their services for $12.99 a month.
While XM and Sirius spent billions building and launching satellites, Mr. Milbrandt planned to lease a fraction of the satellite space from TV companies and other entities. Rather than beaming programming live to radios, as XM and Sirius do, Mr. Milbrandt planned to transmit programming that would then be stored on devices — a much cheaper approach that involves far less satellite capacity.

With seed money from investors who had backed a broadband networking company he founded in 2001, Mr. Milbrandt spent months holed up in a laboratory to see if he could successfully beam songs up to a satellite and then back down again to a device. Once he thought he was close to succeeding, Mr. Milbrandt leased blocks of satellite time at a cost of $1,000 an hour.
“We didn’t have a lot of money,” says the shy engineer, who says his unusual first name “Celite” generated much ribbing in high school. “It was always very stressful.” After months of trial and error, Mr. Milbrandt hit a breakthrough in late-2005 when the sound of a jangling cash register from Pink Floyd’s song “Money” came through a radio receiver. Mr. Milbrandt and his team cracked open some Bud Lites to celebrate.
After that, Slacker recruited 46-year-old Dennis Mudd. A former chief executive of Musicmatch Inc., a jukebox-style music service that was sold to Yahoo for $160 million in 2004, Mr. Mudd had recently been spending his time painting and biking in Tanzania, Vietnam and other far-flung places.
After a few weeks of brainstorming with family and friends, Mr. Mudd pitched a business plan with two key planks. First, Slacker needed to sell its own portable devices. To do that, it brought in executives with experience with music players. Jim Cady, formerly chief executive of D&M Holdings Inc.’s Rio, the digital music-player company, signed on as Slacker’s president, and Jonathan Sasse, formerly chief executive of iriver America Inc., another digital music-player company, joined as Slacker’s marketing chief. Jim Smith, a former partner in Musicmatch, became vice president of engineering.
Mr. Mudd also suggested setting the company up as an Internet radio operator. Web services have the potential to provide a richer experience than either broadcast or satellite radio, he noted, because of the Internet’s ability to personalize playlists, skip songs, display cover art and deliver artist biographies.
“It’s not so much that [radio] got worse,” Mr. Mudd says. “I think expectations got set higher by what you could do with Internet radio in particular.”
The executives dubbed the service Slacker because listeners don’t have to do anything to bring in a steady stream of new music. It calls for users to provide the site with a few examples of artists or songs they like. The site then creates customized stations that play what it thinks will appeal based on musical genre and overall analysis.
Like Pandora, Slacker is free. But down the road the company will offer a choice of a free ad-supported service or a paid ad-free service at $7.50 monthly, with other perks such as the ability to save songs.

Slacker says the first hand-held devices, which will start at $149, will refresh automatically when they’re in WiFi zones, pulling in more music for listeners’ radio stations and socking it away. That way, the stations can keep drawing on the stored music even when the device is nowhere near a wireless hot spot.
The car devices, which Slacker says will be introduced later in the year, will use Mr. Milbrandt’s satellite efforts. Subscribers will be able to drive around with a docked Slacker and receive a stream of songs beamed down from a satellite and stored on the hard drive. Once the antenna picks up the satellite signals, Slacker says it will transmit the songs to the device, which will save appropriate songs and reject those that don’t match a listener’s taste. Because it isn’t streaming in real-time, Slacker’s devices for now won’t offer newscasts, traffic or sports scores.
Slacker says it has another advantage. Most Internet radio operators are currently facing a major increase in the royalty rate they owe to artists whose songs they play, an increase so dramatic that royalty rates in some cases eclipse the company’s total revenues. Most operators, including Pandora, are complaining that the higher costs may put them out of business. They’re busy lobbying Congress to change the recent rate increase, imposed by the Copyright Royalty Board, a Washington, D.C.-based panel of judges.
But Slacker says it already has a higher royalty rate built into its business model. Rather than paying statutory license fees, Slacker cut deals directly with record labels. Like satellite-radio broadcasters, Slacker will turn over an undisclosed percentage of revenue in royalties, rather than paying per song and per play.

National Association of Broadcasters v. National Association of Broadcasters
The Technology Liberation Front
June 15, 2007
Broadcasters have long had one of the most powerful lobbying organizations in Washington. But it now seems that the National Association of Broadcasters has met its match — an equally powerful outfit known as the National Association of Broadcasters. Yes, that’s right — NAB, under new president David Rehr, has been shooting quite effective bullets recently at itself.
The battle was triggered by the proposed merger between XM and Sirius Satellite Radio. NAB has gone on the warpath against the merger, arguing that it would create a monopoly. Of course, to argue that, it has to argue that broadcast radio doesn’t compete with satellite radio. That argument, however, was rebutted by NAB’s David Rehr (yes, the same one), who just last year gave a stirring speech about broadcast radio’s satellite competitors, declaring:
In 2006 we have satellite and Internet radio. And barely a day passes without the introduction of a new competing device or service. And we have news for our competitors: “We will beat you — as we have beaten those change agents in the past.”
The NAB, however, is far less optimistic. “A local radio station’s programming is not a reasonable alternative to the array of services offered by XM or Sirius,” Rehr recently wrote.
But Mr. Rehr (circa last fall) isn’t so awed by the satellite guys, saying “Their business models are bankrupt.” He is also more bullish on broadcast radio’s strengths than is the pessimistic Mr. Rehr: “We are building our future on our greatest asset — localism. No one can compete with us in this arena.”
This week the fight between the two powerful lobbies escalated further. In response to a study by George Mason’s Tom Hazlett that found the XM-Sirius merger would benefit consumers, an NAB spokesman said:
This report defies logic. The study’s contention that consumers would benefit from a monopoly merger of the only two satellite radio services is laughable, as evidenced by the fact that Consumers Union and the Consumer Federation of America are opposing the merger.”
This blanket endorsement of CU and CFA as the ultimate authority on what benefits consumers is startling. Its a clear slap in the face by NAB against NAB, given the fact that both groups have long supported strict regulations on broadcast ownership — many of which NAB has said are anti-consumer. In fact the groups have called NAB’s work on the issue “misleading and irresponsible,” and even “fraudulent.”
I can’t imagine how NAB will respond to this implicit attack on its integrity.
This is a lobbying war worth watching.

In addition, the “What People Are Saying” page of the website also contains links to the following information included on the website:

20 June 2007
Ms. Marlene Dortch, Secretary
Federal Communications Commission
Office of the Secretary
445 12th Street, SW
Room TW-B204
Washington, DC 20554
Re: Consolidated Application for Authority to Transfer Control of XM Radio Inc. and Sirius Satellite Radio Inc., MB Docket No. 07-57
Dear Secretary Dortch,
I write on behalf of the National Council of Women’s Organizations (NCOW), a coalition of over 200 women’s organizations, to urge your support of the pro-posed XM Radio and Sirius Satellite Radio merger.
As an organization that represents over 11 million diverse and talented American women, NCWO believes the proposed merger will result in considerable benefits via greater competition, lower prices, and more diverse programming for women and other minority groups all over the nation. In addition, a stronger satellite offering can increase the audience for satellite radio, which today is a mere 3.4 percent of the overall radio market and dominated by men. By making this market more affordable, more women will be able to access satellite radio, which would be valuable not only to our members, but also to women across the United States.
Expanding the audience and diversity of satellite radio programming, would give women the opportunity to open new venues of entertainment and enlightenment while driving their children to school or sitting in traffic on their way to work. From Barbara Walters to Judith Warner to Candace Bushnell, satellite radio offers women a unique perspective absent on everyday commercial radio and only accessible by television.
We think it’s admirable that consumers have so many choices in audio enter-tainment today, and a stronger satellite radio service benefits consumers and competition in the marketplace. Diversity in programming is a critical component of this merger, which should not be overlooked by members of the FCC Board as they begin their review process.

With expanded choices and better prices, satellite radio will be an even more attractive option for women, and this will benefit the 200-plus organizations that the National Council of Women’s Organizations represents, as well as women all over the nation.
Respectfully submitted,
Susan Scanlan
Chair, National Council of Women’s Organization

[Letterhead African Methodist Episcopal Church]

June 11, 2007

Ms. Marlene Dortch, Secretary
Federal Communications Commission
Office of the Secretary
445 12th Street, SW
Room TW — B204
Washington, DC 20554

Re:	Consolidated Application for Authority to Transfer Control of XM Radio, Inc. and Sirius Satellite Radio, Inc., MB Docket No. 07-57

Dear Ms. Dortch:

On behalf of the Second District of the African Methodist Episcopal Church, I urge you to approve the acquisition of XM Satellite Radio by Sirius. I believe the transaction will help the satellite industry continue to deliver the diversity in programming at affordable prices that will in the long run benefit consumers.

While African American music and culture have moved more into the mainstream in the last decade, our community still remains largely neglected by major media companies as a niche audience. Satellite radio has afforded our community access to a wealth of new programs, from the modern gospel station “Praise” to sports commentary with Tiki Barber and Rayshawn Johnson. Satellite radio companies like XM and Sirius have provided much needed competition for traditional radio outlets as well as HD radio and online podcasts.

It is believed that the XM-Sirius merger will multiply these benefits for consumers by lowering the overall costs of delivering programming. Lower prices and more channel capacity will enlarge the market for satellite radio, increase existing competition with mainstream radio and thereby improve programming and increase choices across the board.

Major radio stations tend to program for a narrow audience that often excludes African American voices. It is in the public interest to strengthen an already challenged satellite radio industry in order to lower prices, give consumers more choices and create more options in the radio industry. We urge you to approve the XM-Sirius merger and give consumers the benefits of more competition and additional choices.

Thank you in advance for your consideration.

Respectfully yours,

/s/ Adam J. Richardson, Jr.

Adam J. Richardson, Jr.

Cc:	Chairman Kevin J. Martin, Commissioner Michael J. Copps, Commissioner Jonathan S. Adelstein, Commissioner Deborah Taylor Tate, Commissioner Robert M. McDowell

Baltimore • Washington • Virginia • North Carolina • Western North Carolina
Annual Conferences

Before the
FEDERAL COMMUNICATIONS COMMISSION
Washington, D.C. 20554

In the Matter of

XM Satellite Radio Holdings Inc.,

and	MB Docket No. 07-57

Sirius Satellite Radio Inc.,

For Authority to Merge.
COMMENTS OF WOMEN IMPACTING PUBLIC POLICY
     WOMEN IMPACTING PUBLIC POLICY (WIPP) hereby submits its comments in the above-referenced proceeding. WIPP believes that a merger between Sirius Satellite Radio (“Sirius”) and XM Satellite Radio (“XM”) will offer more opportunities for female and minority programmers and greater choices for all consumers. As mentioned to Commissioner Tate during an April 2 ex parte meeting, the merger also provides a number of important economic benefits for small businesses, clearly benefiting the public interest, and therefore should be approved by the Federal Communications Commission (FCC) without delay.

1

     WIPP is a national bipartisan public policy organization that advocates for and on behalf of women and minorities in business. Since the creation of WIPP in 2001, our organization has taken positions on a variety of issues and policies which impact our diverse group of more than 500,000 members.
     The women and minorities in business we represent are well served by the content provided by satellite radio. Both Sirius and XM offer a broad range of channels. These include specialized choices that appeal to our membership that are underserved by other providers in the broad audio news and entertainment marketplace.
     WIPP believes approval of the merger between Sirius and XM will substantially enhance programming choices by creating a stronger satellite radio company. In turn, it will elevate the quality and choice of other service providers allowing for the improved diversity and quality of an already robust and competitive market. Especially relevant to WIPP membership is the prospect of increasing the number of channels offering small business content, particularly issues of special interest to women and minorities in business.
     As a national business organization, WIPP is also encouraged by the operational efficiencies and the ensuing pricing benefits consumers will enjoy as a result of the merger between Sirius and XM. Consumers will be able to receive programming from both services on a single radio. Additionally, they

2

will be able to receive a variety of content from both services at a range of prices, including pricing options and more à la carte offerings that cost less than the $12.95 per month subscribers to each service currently pay.
     Having demonstrated that the benefits derived from the merger are beneficial to women, small businesses, and consumers, WIPP urges the FCC to approve the proposed merger of Sirius and XM.

Respectfully submitted,

WOMEN IMPACTING PUBLIC POLICY

By:	Barbara Kasoff, President

Women Impacting Public
Policy
1615 L St., NW, Suite 650
Washington, D.C. 20036
202-626-8562
Dated: June 12, 2007

3

55 Exchange Place, 5th Floor New York. NY 10005 T. 212 233 8955 F.212 233 8996	1522 K Street N.W., Suite 1130 Washington, DC 20005-1225 T. 202 842 0235 F. 202 8870812

www.hispanicfederation.org
June 5, 2007
Marlene H. Dortch, Secretary
Federal Communications Commission
Office of the Secretary
445 12th Street, SW
Washington, DC 20554

Re:	Consolidated Application for Authority to Transfer Control of XM Radio Inc. and Sirius Satellite Radio Inc., MB Docket No. 07-57
Dear Ms. Dortch:
On behalf of the Hispanic Federation, I am writing to express our support for the acquisition of XM Satellite Radio by Sirius.
As a non-profit organization serving the Latino community, the Hispanic Federation takes concerns relating to media concentration and mergers seriously, however, the circumstances of this application persuade us that satellite radio offers consumers programming that is diverse and accessible at reasonable prices.
For the most part, the mainstream media companies offer very limited music and entertainment programming targeted to the Hispanic community. Satellite radio, by contrast, does provide sought after programming such as CNN en Espanol, ESPN Deportes, and Mexico Canta. We believe that satellite radio provides expanding and vibrant platforms for news and entertainment for Hispanic Americans.
In recent news reports, it was indicated that both XM and Sirius have experienced financial hardships in recent months. We believe that the acquisition could help strengthen both companies and enable them to expand the universe of diverse programming available to communities across the country and provide additional channel capacity.
According to representations of both companies the acquisition is also likely to save consumer costs by making more programming available for a lower prices (measured on a channel by channel basis) The XM-Sirius merger could give consumers the best of both services at a price well below the combined cost today.

As a national advocacy organization, we do encourage actions that will provide our community with the benefits of competition, lower prices and more choice in a fair and equitable manner. Given all of the competing considerations, we believe that the XM-Sirius merger wi1l achieve these objectives and as such, we urge its approval.
Thank you in advance for your consideration.

Cc:	Chairman Kevin J. Martin Commissioner Michael J. Copps Commissioner Jonathan S. Ade1stein Commissioner Deborah Taylor Tate Commissioner Robert M. McDowell

Before the
FEDERAL COMMUNICATIONS COMMISSION
Washington, D.C. 20554

Applications of	)
)
XM Satellite Radio Holdings Inc.,	)	MB Docket No. 07-57
)
)
and	)
)
Sirius Satellite Radio Inc.,	)
e	)
)
For Authority to Merge.	)
)
)
COMMENTS OF THE WOMEN INVOLVED IN FARM ECONOMICS
     Women Involved in Farm Economics (WIFE) respectfully submits its comments in the above-referenced proceeding. WIFE believes that a merger between Sirius Satellite Radio (“Sirius”) and XM Satellite Radio (“XM”) will ensure the continued availability of crucial information services and lead to lower prices and greater choices for rural consumers. Therefore, the merger application should be approved by the FCC.
     WIFE was organized in December 1976 at Sidney, Nebraska as a non-profit agricultural association. We are a grassroots organization dedicated to improving profitability in production agriculture through educational, legislative, communicative, and cooperative efforts.
     The farms and rural communities we represent have been well served by satellite radio. Approval of the merger between Sirius and XM will ensure that

1

our rural communities continue to receive important informational service via satellite radio and will provide our members and rural neighbors with more programming choices at improved prices.
     Rural communities have benefited greatly from the weather, emergency and other informational services provided by satellite radio. WIFE appreciated the services provided by Sirius and XM during and after the Hurricane Katrina disaster. During the relief effort Sirius broadcast 24/7 news and information while XM provided Red Cross Radio which provided information to victims of the hurricane and Red Cross relief workers. Both operators donated hundreds of radios to shelters and relief workers to ensure that they could receive this important information.
     Both Sirius and XM broadcast National Emergency Alert Service (EAS) messages to consumers and both have dedicated channels—Sirius Channel 184 and XM Emergency Alert (XM channel 247)—that provide critical, up-to-date emergency information regarding natural disasters and other emergencies 24 hours per day, seven days per week. XM also has begun to partner with local jurisdictions to provide more localized emergency alerts, including Amber Alerts to aid in the search for missing children in the critical hours and days after their disappearance. Many of the financial and business channels provided by Sirius and XM also make available current information on prices and economic trends to farms and ranches.

2

     These types of informational services are critical to rural communities. A merger of Sirius and XM will enable the combined company not only to continue to provide these critical services, but also to expand and improve these services with increased efficiencies.
     In addition to the weather, emergency and other informational services provided by Sirius and XM, rural communities enjoy and depend upon satellite radio to provide a diverse selection of programming. Both companies provide an incredibly broad range of channels, including some very specialized choices that appeal to our members and are unmatched by other service providers. The merger of Sirius and XM will allow the companies to provide even more options to consumers. Consumers will be able to receive programming from both services without needing to purchase two radios and pay for two services. We understand that after this merger there will be new program packages at prices that actually are lower than those available today.
     For each of the reasons we have described, WIFE urges the FCC to approve the merger of Sirius and XM.

Respectfully submitted,

Women Involved in Farm Economics

	By:	Pam Potthoff, National President/s/ /

Dated: May 14, 2007

3

Gary L. Bauer, President
June 8, 2006
VIA ELECTRONIC FILING
Marlene H. Dortch, Secretary
Federal Communications Commission
445 12th Street, SW
Washington, D.C. 20554

Re:	Notice of Ex Parte Presentation; Application for Authority to Transfer Control of XM Radio, Inc. and Sirius Satellite Radio, Inc., MB Docket No. 07-57
Dear Ms. Dortch:
On behalf of American Values, I am pleased to write in support of the proposed merger of Sirius Satellite Radio and XM Satellite Radio. This merger will make satellite radio a more appealing choice for many consumers. This is particularly the case for the constituency represented by American Values, which serves as a key voice for those interested in protecting the core values of life, marriage, family, faith and freedom.
We are particularly pleased that Sirius and XM have promised to offer consumers a number of impressive benefits if their merger is approved by regulators. Especially important to our membership is the commitment the parties have made to issue refunds to satellite radio subscribers who choose to block adult-themed programming. Like so many people, the majority of our members do not want their children and families exposed to programming they may find indecent or offensive. And, of course, those who do not have any interest in such programming should not be forced to pay for it or to subsidize the interests of others.
With all of the indecent and violent programming bombarding American families today, we applaud the efforts of Sirius and XM to empower consumers who want to avoid such content. This is clearly a step in the right direction.
We also have heard the arguments of some opponents who claim this merger should be blocked because it will create a “monopoly” that will have an unchecked ability to raise prices or otherwise harm consumers. Frankly, these arguments seem to be based more on competitive fears than a realistic assessment of the audio market.

2800 Shirlington Road • Suite 950 • Arlington, VA 22206
Phone: 703-671-9700 • Fax: 703-671-1680
www.ouramericanvalues.org

Marlene H. Dortch, Secretary
June 8, 2007

The fact is that a Sirius-XM merger will make satellite radio a stronger player. Not surprisingly, other competitors (such as traditional AM/FM radio) are keen to stop that from happening. We believe that incumbent competitors should be forced to respond to this consumer-oriented merger by making their own service offerings more attractive, and should not be able to simply obstruct advances in the marketplace in order to serve their self-interests.
For all of these reasons, we urge you to seriously consider the many public interest benefits that will result from a combined satellite radio company and to give this proposed merger the benefit of the doubt. We believe that consumers will thank you if you do so.
Respectfully submitted,

Gary L. Bauer
President, American Values

Cc:	Chairman Kevin J. Martin Commissioner Michael J. Copps Commissioner Jonathan Adelstein Commissioner Deborah Taylor Tate Commissioner Robert M. McDowell

In addition, the “Merger Resources” page of the website also contains links to the following information included on the website:

For Immediate Release:	Contact:	Susan Scanlan
(703) 812-7990 ext 15
National Council of Women’s Organizations Calls on the Federal Communications Commission to Approve the Merger of Sirius Satellite Radio and XM Radio
“Satellite radio today is a mere 3.4 percent of the overall radio market — a market dominated by men. A more affordable satellite radio market would be valuable not only to our members, but also to women across the U.S.,” Susan Scanlan, Chair NCWO.
Washington, DC (June 21, 2007) — The National Council of Women’s Organizations (NCWO), a coalition of over 200 women’s organizations and representing over 11 million diverse and talented American women, today called on the Federal Communications Commission (FCC) to approve the proposed merger of XM Radio (NASDAQ: XMSR) and Sirius Satellite Radio (NASDAQ: SIRI).
“Today, satellite radio is a mere 3.4 percent of the overall radio market — a market dominated by men. A stronger satellite offering can increase the audience for satellite radio,” said Susan Scanlan, NCWO Chair. “A more affordable and more diverse satellite radio market would be valuable not only to our members, but also to women across the United States.”
Satellite radio is home to a number of influential women. From Judith Warner to Candace Bushnell to broadcasting legends Barbara Walters and Oprah Winfrey, satellite radio offers women a unique perspective absent on everyday commercial radio and previously only accessible on television. With expanded choices and lower prices, satellite radio will develop into an even more attractive option for women nationwide.
“Expanding the audience and diversity of satellite radio programming would give women a better opportunity to access new sources of entertainment and enlightenment,” added Scanlan. “Diversity in programming is a critical component of this merger, and should not be overlooked by members of the FCC Board as they begin their review process.”
The NCWO joins several prominent and diverse national organizations such as the National Black Chamber of Commerce, Hispanic Federation, Latino Coalition, the League of Rural Voters, Women Impacting Public Policy, League of United Latin American Citizens (LULAC) and Women Involved in Farm Economics, among others in supporting the efforts of satellite radio to bring greater competition, lower prices and diverse programming to American consumers.

The National Council of Women’s Organizations (NCWO) is a nonpartisan, nonprofit coalition of more than 200 women’s organizations across the nation collectively representing over eleven million women. For years, NCWO has convened the leadership of major women’s organizations dedicated to focusing on national issues and public policy agendas affecting women.
###

For Immediate Release:	Contact:	Patricia Smith
(202) 561-3892.
Leaders of Second District AME Church Join the Call for Prompt FCC Approval of Sirius Satellite Radio and XM Radio Merger
“Commercial Radio Stations Tend to Program for a Narrow Audience that Often Excludes African American Voices — Right Rev. Adam J. Richardson, Jr., Bishop, AME Church, Second District
Washington, D.C. (June 19, 2007) — The Second District of the African Methodist Episcopal Church (AME), serving Maryland, Virginia, North Carolina, the District of Columbia and 150,000 members, today weighed in with its strong support for the merger of Sirius Satellite Radio (Nasdaq: SIRI) and XM Radio (Nasdaq: XMSR) before the Federal Communications Commission (FCC).
“While African American music and culture have moved more into the mainstream in the last decade, our community still remains neglected by major media companies,” said the Right Reverend Adam J. Richardson, Jr., Bishop of the Second District of the AME Church. “Both XM Radio and Sirius have shown a true interest in providing a wealth of options to a large and diverse audience of Americans.”
The variety of programming available on satellite radio, including the modern gospel station Praise, countless music stations showcasing the past, present and future of African American talent, and sports commentary with Tiki Barber and Keyshawn Johnson has provided the African American community with a significant new source of information, entertainment and spiritual fulfillment.
“Major radio stations tend to program for a narrow audience that often excludes African American voices,” Bishop Richardson added. “It is in the public interest to strengthen the already challenged satellite radio industry in order to lower prices, give consumers more choice and create more options in the radio industry. To that end, we urge the Federal Communications Commission (FCC) to expedite the approval of the merger of XM Radio and Sirius Satellite Radio.”
Recognizing the efforts of Sirius and XM Radio to offer more diverse programming more efficiently and at a lower price for consumers, the Second District of the AME Church has joined a growing list of minority advocates, including the National Black Chamber of Commerce, Latino Coalition, the League of United Latin American Citizens (LULAC), Hispanic Federation and the League of Rural Voters in supporting the merger for the continued benefit of America’s consumers.
The Second Episcopal District encompasses the jurisdictions of Maryland, Virginia, North Carolina and the District of Columbia. The district is organized into 5 annual conferences — Baltimore,

Washington, Virginia, North Carolina, and Western North Carolina and 10 presiding elder districts. Its 400 local congregation have a membership of 150,000 persons. Affiliated non-profits own and operate many other programs and services adding additional fiscal and qualitative value to the asset base of the Second Episcopal District

FOR IMMEDIATE RELEASE	Media Contact:
June 18, 2007	Anne Sullivan
(202) 626-8528
Women Impacting Public Policy Voices Its Support for SIRIUS-XM Merger
WIPP Cites Merger as Beneficial for Women, Small Businesses and Consumers
WASHINGTON, DC (June 18, 2006) — Women Impacting Public Policy (WIPP) announced its support today of the merger between SIRIUS Satellite Radio (Nasdaq: SIRI) and XM Satellite Radio (Nasdaq: XMSR) in a letter filed with the Federal Communications Commission (FCC).
“WIPP believes the merger of SIRIUS and XM will substantially enhance programming choices by creating a stronger satellite radio company,” said WIPP President Barbara Kasoff, in the group’s letter to the FCC. “It will also provide a number of important economic benefits for small businesses, clearly benefiting the public interest, and therefore should be approved by the FCC without delay.”
SIRIUS and XM provide a breadth of programming choices that appeal to WIPP’s membership, who are often underserved by other providers in the broad audio news and entertainment marketplace. For instance, the “one size fits all” model of programming found on terrestrial radio consistently overlooks the particular interests of consumers in favor of more nationalized, homogenous content. This is true of many of WIPP’s members, who do not have the same access to programming tailored to their interests as they do on satellite radio.
“Especially relevant to WIPP membership is the prospect of increasing the number of channels offering small business content, particularly issues of special interest to women and minorities in business,” added Kasoff.
WIPP is also encouraged by the operational efficiencies and the ensuing pricing benefits consumers will enjoy as a result of the merger. For example, when the merger is approved, consumers will be able to receive a variety of content from both services at a range of prices, including more à la carte offerings and pricing options that cost less than what they would currently pay.
As a national bipartisan public policy organization that advocates for and on behalf of women and minorities in business, WIPP believes the success of this merger will benefit our membership and all consumers nationwide.
###
About WIPP:
Women Impacting Public Policy is a national bi-partisan group comprising well over half a million members. The non-profit organization is the public policy voice for 47 national Women in Business groups and is The Voice for Women in Business in Our

Nation’s Capital. WIPP strengthens its members’ sphere of influence in the legislative process, creates economic opportunities for members and builds alliances with other small business organizations. Visit www.wipp.org.

For Immediate Release:	Contact: Frankie Miranda
(212) 233-8955
Prominent Latino Groups Urge Federal Communications Commission (FCC)
to Grant Speedy Approval of the Merger of Sirius Satellite Radio
and XM Radio
This Merger Will Offer Consumers Programming that is Diverse and Accessible at Reasonable
Prices — Lillian Rodriguez — Lopez, Hispanic Federation President
New York, NY. (June 13, 2007) — The Hispanic Federation (HF), one of the nation’s largest Latino advocacy organizations, today joined a number of prominent groups in supporting the merger of Sirius Satellite Radio (Nasdaq: SIRI) and XM Radio (Nasdaq: XMSR).
“We encourage actions that will provide our community with the benefits of competition, lower prices and more choices in a fair and equitable manner,” said Lillian Rodriguez-Lopez, Hispanic Federation President. “We believe that the XM-Sirius merger will achieve these objectives and as such, we urge the Federal Communications Commission (FCC) to grant a speedy approval.”
Satellite radio provides an important new source for news, information and entertainment for Hispanic Americans. With an emphasis on Latino programming unheard of on commercial radio, including CNN en Español, ESPN Deportes and Mexico Canta, Sirius and XM have both shown an innovative and dedicated approach to reaching Hispanic listeners.
“For the most part, the mainstream media companies offer very limited music and entertainment programming targeted to the Hispanic community,” added Ms. Rodriguez-Lopez. “We believe that satellite radio provides expanding and vibrant platforms for news and entertainment for Hispanic Americans.”
Hispanic Federation joins a number of prominent national organizations including the League of United Latin American Citizens (LULAC), Latino Coalition, New York State Federation of Hispanic Chambers of Commerce, National Black Chamber of Commerce and League of Rural Voters in supporting the merger of Sirius Satellite Radio and XM Radio.
The Hispanic Federation is a service-oriented membership organization of 94 Latino health and human services agencies dedicated to promote the social, political and economic well-being of the Latino community. The Federation provides a wide range of services geared towards strengthening Hispanic families and supporting Latino institutions serving over two million Hispanics living in the Northeast region. For more information, please visit www.hispanicfederation.org.
###

FOR IMMEDIATE RELEASE	Media Contact:
June 12, 2007	Pam Potthoff
(308) 276-2548
WOMEN INVOLVED IN FARM ECONOMICS ISSUES LETTER OF SUPPORT
FOR SIRIUS-XM SATELLITE RADIO MERGER
Cross Country Signal Allows Farmers Everywhere to Enjoy Top Quality Music,
News, Entertainment and Sports Programming
WASHINGTON, DC — Women Involved in Farm Economics (WIFE) today endorsed the SIRIUS (Nasdaq: SIRI) and XM (Nasdaq: XMSR) satellite radio merger and encouraged the Federal Communications Commission (FCC) to allow the deal to go through.
“The farms and rural communities we represent have been well-served by satellite radio,” said WIFE President Pam Potthoff, in a letter to the FCC. “Approval of the merger between SIRIUS and XM will ensure that our communities continue to receive important informational service via satellite radio, and also will provide our constituents with more programming choices at improved prices.”
Rural communities benefit greatly from the weather, emergency, and other informational services provided by satellite radio. SIRIUS regularly broadcasts 24/7 news and weather information during natural disasters and other emergencies while XM provides Red Cross Radio, which delivers critical information for victims and relief workers in disaster zones.
In addition to the weather, emergency and other informational services provided by SIRIUS and XM, rural communities enjoy and depend upon satellite radio to provide a diverse selection of programming. Both companies provide a broad range of channels, including specialized choices that appeal to our members and are unmatched by other service providers. The merger of SIRIUS and XM will enhance these programming options for rural listeners and consumers everywhere.
WIFE was organized in December 1976 at Sidney, Nebraska as a non-profit agricultural association. We are a grassroots organization dedicated to improving profitability in production agriculture through educational, legislative, communicative, and cooperative efforts. To learn more, visit http://www.wifeline.com.
###

For Immediate Release:	Contact:	Alfred Placeres
(212) 222-8300
New York State Federation of Hispanic Chambers of Commerce Lends its
Overwhelming Support to SIRIUS/XM Satellite Radio Merger
This Satellite Radio Merger Will be a Win-Win for our Businesses and our Community and We
Wholeheartedly Support it — Alfred Placeres, Esq. President, NYSFHCC
New York, NY (June 07, 2007) — New York State Federation of Hispanic Chambers of Commerce (NYSFHCC), one of the largest statewide advocates for the country’s two million Hispanic-owned businesses, today voiced its overwhelming support of the merger of SIRIUS (Nasdaq: SIRI) and XM Satellite Radios (Nasdaq: XMSR).
“The Hispanic marketplace is expanding at an unprecedented rate not only in large metropolitan areas, but in every remote corner of the nation,” said Alfred Placeres, Esq. NYSFHCC President. “We firmly believe that alternative news sources found in satellite radio have played a role in fueling this economic growth and we strongly urge the merger’s approval.”
Satellite radio is a central new source of information for Latinos and Hispanic Americans, providing many listening options unavailable on terrestrial radio. With CNN en Español, ESPN Deportes, and a wide variety of Latin music channels, both SIRIUS and XM have demonstrated a keen awareness and interest in the Hispanic marketplace.
“With expanded choices and better prices, satellite radio will be an even more attractive option for consumers, and this ultimately benefits our Chamber members and the two-million Latino-owned businesses in the U.S.” added Placeres. “Our community is more informed and better prepared to make important business decisions as a result.”
The NYSFHCC joins a host of prominent national organizations including The Latino Coalition, The League of United Latin American Citizens (LULAC), National Black Chamber of Commerce, Hispanic Federation and League of Rural Voters in supporting this merger for the benefit of Hispanic-American businesses and the community at large.
New York State Federation of Hispanic Chambers of Commerce serves as an umbrella organization and network for more than 40 organizations. We are dedicated to sharing resources, opportunities and information to strengthen and serve the Hispanic Business Community.
###

FOR IMMEDIATE RELEASE	CONTACT: Niel Ritchie
May 31, 2007	(612) 879-7578
SIRIUS/XM SATELLITE RADIO MERGER CRITICAL TO GROWTH AND
DEVELOPMENT OF RURAL COMMUNITIES
League of Rural Voters Adds its Voice and Support for Sirius/XM Satellite Radio Merger
Minneapolis, MN — The League of Rural Voters urged the Federal Communications Commission (FCC) to approve the merger between XM Radio (Nasdaq: XMSR) and SIRIUS Satellite Radio (Nasdaq: SIRI), noting that the combined entity would offer listeners in rural communities more programming options at lower prices than those currently available from the two companies separately.
“In many rural areas throughout America, commercial radio reception can be extremely limited. Satellite radio has offered listeners in rural areas a robust alternative with hundreds of specialized channels that meet the programming needs of rural America,” said Niel Ritchie, the League’s Executive Director.
Consolidation of the commercial, over-the-air radio industry over the last decade has left much of rural America behind in recent years, as locally-owned stations are replaced with corporate conglomerates producing homogenized content with so-called local news and weather delivered from offices hundreds of miles away.
In announcing its support of the merger, the League also highlighted rural listeners who depend on satellite radio’s emergency and public safety stations.
Satellite radio is often the best source of diverse music, talk, news, and sports in remote areas, as many other alternatives to terrestrial radio have yet to reach there. A successful merger of XM and SIRIUS creates even more programming options and provides a clear benefit to the many listeners living in rural America.
The League of Rural Voters was founded in 1985 as a non-profit organization dedicated to increasing the representation of rural people in the public policy making process. The League seeks to build awareness of the economic challenges facing rural communities while advocating for federal and state policies that focus government resources on education, health care and local and regional economic development.
# # #

FOR IMMEDIATE RELEASE	CONTACT: Robert de Posada
May 23, 2007	202-546-0008
LATINO LEADERS STRONGLY APPROVE MERGER OF SIRIUS-XM SATELLITE RADIO
The Latino Coalition Calls for More Programming Diversity and Lower Costs to
American Consumers as a Result of the Merger
WASHINGTON, DC — The Board of Directors of The Latino Coalition (TLC) today urged the FCC to approve the merger of SIRIUS and XM Satellite Radio, a merger which is beneficial to the health of the satellite radio industry and to the larger cause of strong competition in the audio entertainment marketplace.
“For far too long, the Latino market has been ignored by traditional radio companies,” said TLC President Robert G. de Posada. “Hispanics must turn to alternative sources like satellite radio for Spanish-language news, sports, music and diverse cultural programming.”
The satellite radio industry has been a launching pad for Hispanic programmers and is an increasingly popular service for a vast numbers of Latino consumers and other listeners who enjoy the richness of Hispanic culture, arts and news.
For programmers, the elimination of duplicate programming and expanded channel capacity will provide new opportunities for Hispanics and other entrepreneurial programmers as well.
“As a strong advocate for the diverse needs of the Latino community, we are always supportive of measures that will bring variety and expanded options to our community. In our judgment, the XM/SIRIUS merger will accomplish just that by bringing more programming opportunities for Hispanic Americans and millions of other listeners,” added de Posada.
With expanded choices and better prices, satellite radio will be an even more attractive option for consumers and this ultimately benefits the growing Latino community in every part and section of the country.
The Latino Coalition is a non-profit, non-partisan organization based in Washington, D.C. TLC was established to address policy issues that directly affect the well-being of Hispanics in the United States. TLC’s agenda is to develop and promote policies that will foster economic equivalency and enhance overall business, economic, and social development of Hispanics. www.thelatinocoaltion.com
707 Fifth Street, S.E. · Washington, DC 20003 · 202-546-0008 Tel · 202-546-0807 Fax · www.TheLatinoCoalition.com

National Black Chamber of Commerce
1350 Connecticut Avenue NW Suite 405, Washington DC 20036
202-466-6888 202-466-4918 fax www.nationalbcc.org info@nationalbcc.org

FOR IMMEDIATE RELEASE	CONTACT: Kay DeBow
May 21, 2007	202-466-4908
NATIONAL BLACK CHAMBER OF COMMERCE URGES FCC APPROVAL
OF SIRIUS-XM SATELLITE RADIO MERGER
Notes numerous consumer benefits and improved programming for African Americans
WASHINGTON, DC — The National Black Chamber of Commerce (NBCC), representing 95,000 African American owned businesses, echoed its support today for the merger between XM Radio and SIRIUS Satellite Radio, urging the Federal Communications Commission (FCC) to act swiftly in its approval.
“Satellite radio is critical to the programming needs of African Americans,” said Harry Alford, NBCC president and CEO in a letter to the FCC. “Both companies offer dozens of channels that are targeted to African American entrepreneurs, entertainers, and consumers. A combined company will improve efficiency, expanding the breadth of these offerings while offering African Americans more choices at lower prices.”
XM and SIRIUS have both committed to offering opportunities for African American programmers and more choices for consumers at a lower per-unit cost. NBCC believes that these benefits clearly serve the public interest and that a stronger, more robust satellite radio industry will only enhance future competition.
There are currently many choices for consumers in the audio entertainment market, including AM/FM radio, HD and Internet radio, mp3 players, and many others. Allowing Sirius and XM to merge will allow them to more effectively compete and improve a new and developing market in audio entertainment.
The National Black Chamber of Commerce was incorporated in Washington, DC in March 1993. This business association represents 95,000 Black owned businesses and provides an advocacy that reaches all 1 million Black owned businesses. It is dedicated to economically empowering and sustaining African American communities through entrepreneurship and capitalistic activity within the United States and via interaction with the Black Diaspora. www.nationalbcc.org
# # #

JUNE 2007

THIS MERGER IS NOT LIKE ECHOSTAR/DIRECTV
While the FCC raised objections to the DIRECTV-EchoStar merger in 2002, none of those objections apply in the case of the proposed satellite radio merger in 2007, because the product markets at issue in each case are fundamentally different.
•	Although some opponents of the satellite radio merger have suggested otherwise, the Commission’s review of the proposed merger of DIRECTV and EchoStar in 2002 provides no guidance to the analysis applicable here. This is because the product markets at issue in the two transactions are fundamentally different.

•	Satellite radio is a small part of the highly competitive and ever-expanding market for audio entertainment services.

•	In contrast, in 2002, the FCC identified a very narrow product market for DBS, finding that each market consisted only of the two DBS providers and the local cable monopoly.

•	That narrow finding on the DBS product market gave rise to a number of concerns, such as the reduction of viewpoint diversity and the creation of a monopoly in areas where there was no cable.

•	Such concerns do not apply to satellite radio. Even after a satellite radio merger, many competitors—most of which already have larger market shares than satellite radio—would remain.

2

THIS MERGER IS NOT LIKE ECHOSTAR/DIRECTV
SUMMARY: The FCC’s 2002 analysis of the proposed merger of DIRECTV and EchoStar does not apply to this transaction, because the product markets at issue in each case are fundamentally different. The FCC adopted a very narrow definition of the DBS market, which in turn gave rise to various concerns that do not exist in the broad and competitive audio entertainment market in which satellite radio competes.
Although some opponents of the satellite radio merger have suggested otherwise, the Commission’s review of the proposed merger of DIRECTV and EchoStar in 2002 provides no guidance to the analysis applicable here. This is because the product markets at issue in the two transactions are fundamentally different.
I.	THE COMMISSION’S ANALYSIS OF THE PROPOSED DBS MERGER IN 2002 DOES NOT APPLY TO THIS TRANSACTION.
The Commission must review the proposed transaction in light of this evidence of intense competition in the audio entertainment market, not in light of precedent from another context. The evidence in this proceeding shows that satellite radio is one of many options—and in fact, the least commonly used option—that consumers have for accessing audio entertainment today. Thus, even after a satellite radio merger, many competitors would remain, including one—free over-the-air AM and FM radio—that is dominant by a substantial margin.
The Commission’s review of the proposed merger of the two providers of direct broadcast satellite (“DBS”) service in 2002 involved an entirely different set of facts. While the Commission did not “conclusively define” the relevant product market for DBS in 2002 (deciding that it required “additional evidence”), its statements reflected a very narrow view of the relevant product market.1 After finding that the appropriate geographic market for DBS was local, equivalent to the local cable operator’s franchise area,2 the Commission determined that the relevant product market consisted, at most, of the two DBS providers, the local cable monopoly, and select other services.3 In fact, the Commission suggested that the market might not even include cable, a DBS-only view for which then-Commissioner

[1]	Application of EchoStar Communications Corporation (a Nevada Corporation), General Motors Corporation, and Hughes Electronics Corporation (Delaware Corporations), Transferors, and EchoStar Communications Corporation (a Delaware Corporation), Transferee, Hearing Designation Order, 17 FCC Rcd 20559 ¶¶ 114-15 (2002) (“Hearing Designation Order” or “HDO”).

[2]	Id. ¶ 119.

[3]	Id. ¶¶ 114-15.

3

Martin criticized the majority.4 The Commission further found that this market excluded terrestrial broadcast television altogether.5
Having thus concluded that the relevant product market for DBS included at most three providers per local market, the Commission proceeded to identify possible public interest harms it believed might result from the merger. However, none of these concerns arises in connection with the XM-Sirius merger, given the far broader product market in which it competes:
“Merger to Monopoly” Problem. The FCC found that, in rural areas where there was no cable, a DBS merger would result in a monopoly.6 An XM-Sirius merger will not produce this same result, given the higher number of competitive alternatives.7
Impact on Spectrum Policies. The FCC cited as one of its “foremost concerns” the fact that a merger would result in a single company controlling the entire U.S.-allotted, full-CONUS DBS spectrum.8 Specifically, although the FCC conceded that a merger would create efficiencies by eliminating duplicative programming, it found that this result “appear[ed] to be inconsistent with well-established federal pro-competitive spectrum policies” that favored multiple licensees.9 But such spectrum policies are based on competitive concerns, and in the case of satellite radio—in contrast to satellite radio—there would be substantial competition (including from competitors using other types of spectrum) even after a satellite radio merger. Moreover, notwithstanding the FCC’s statements in 2002, there is

[4]	Id., Martin Statement at 131 (criticizing the majority’s “unwilling[ness] to conclude that cable and DBS services compete”).

[5]	Although the Commission did not clearly explain its reasoning for excluding broadcast television in that order, it has consistently excluded broadcast television in defining the relevant product markets for DBS and cable. Despite acknowledging that over-the-air, broadcast television competes directly with cable and DBS, the Commission has found that broadcast television does not constrain pricing of other MVPDs. Compare Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Notice of Inquiry, 2005 WL 1939218, MB Docket No. 05-255, at ¶ 6 (rel. Oct. 3, 2005) (noting that “[m]ost consumers can receive video programming from broadcast television stations over the air, one cable provider, at least two DBS providers, and, in limited cases, a wireline overbuilder or other delivery technology”), with General Motors Corporation and Hughes Electronics Corporation, Transferors, and The News Corporation Limited, Transferee, for Authority to Transfer Control, Memorandum Opinion and Order, 19 FCC Rcd 473 ¶ 75 (2004) (finding that “broadcast television is not sufficiently substitutable with the service provided by MVPDs to constrain attempted MVPD price increases, and hence, is not in the same relevant product market”).

[6]	HDO ¶ 99.

[7]	This argument would apply even in those few rural areas in which terrestrial radio is not available, as there would remain other competitive alternatives for mobile entertainment, such as iPods and like devices.

[8]	HDO ¶ 87.

[9]	Id. ¶¶ 57, 88.

4

precedent for having a single licensee in a band (i.e., nationwide licenses).10
Reducing Viewpoint Diversity. Although the FCC dismissed arguments that the DIRECTV-EchoStar transaction would impair programming diversity, it found that the merger would “diminish[] viewpoint diversity by reducing the number of ...editors available to American consumers.”11 The FCC found that DBS operators contribute to viewpoint diversity by playing a “gatekeeper role” that “clearly affects” which entertainment and news programming is available.12 The audio entertainment market does not present the same concern, since it includes many different providers/editors. Also, satellite radio at present probably does not contribute to viewpoint diversity to the same degree as DBS providers. In addition, the FCC’s findings concerning DBS turned on whether DBS could provide local news and public affairs programming; once DBS providers developed that capability (by retransmitting local broadcast signals), the FCC found that they promoted viewpoint diversity.13 XM and Sirius by FCC mandate do not provide locally-oriented programming.
Increased Market Concentration. The FCC found that the DBS merger would “increase concentration in a market that is already highly concentrated,” creating a risk of higher prices and other anti-competitive effects.14 This concern does not apply in the context of satellite radio, where the same degree of concentration does not exist. Rather, terrestrial radio has the highest market share, so any merger between the satellite radio providers would only serve as a check on that dominance.
Barriers to Entry. The FCC also found that there were “significant barriers to timely competitive entry” in the MVPD market, eliminating any check on the market power of the merged company.15 That concern does not carry the same weight in the context of satellite radio, given the kind and number of competitors that have already entered.
• • • • • • • • •
IN SHORT, unlike the DBS merger reviewed by the FCC five years ago, the proposed merger between XM and Sirius comes at a time of strong and growing competition in audio entertainment. In fact, in contrast to the DBS context, even a merged satellite radio provider would possess a slight market share and be constrained by the multiplicity of other media. Accordingly, the Commission’s conclusions concerning the proposed merger of DIRECTV and EchoStar have no relevance to the transaction proposed here.

[10]	See, e.g., Amendment of the Commission’s Rules to Establish Part 27, the Wireless Communications Service (“WCS”), Report and Order, 12 FCC Rcd 10785 ¶ 46 (1997); Amendment to Parts 1, 22, 27 and 90 of the Commission’s Rules to Licensee Services in the 216-220 MHz, 1390-1395 MHz, 1427-1429 MHz, 1429-1432 MHz, 1670-1675 MHz, and 2385-2390 MHz Government Transfer Bands, Report and Order, 17 FCC Rcd 9980 ¶¶ 21-22 (2002).

[11]	HDO ¶ 52.

[12]	Id. ¶ 51.

[13]	Id. ¶ 52.

[14]	Id. ¶ 139.

[15]	Id. ¶ 142.

5